As filed pursuant to Rule 424(b)(2) Registration No. 333-130580
PRICING SUPPLEMENT (To Prospectus dated December 21, 2005)
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Debt Securities	$110,000,000	$3,377
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(1) Calculated in accordance with Rule 457(r) of the Securities Act. (2) Paid herewith.
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Registration No. 333-130580 Filed pursuant to Rule 424(b)(2)
PRICING SUPPLEMENT No. 3 Dated November 13, 2007 (To Prospectus dated December 21, 2005)

HSBC F I N A N C E C O R P O R A T I O N Medium Term Notes Due Nine Months or More from Date of Issue Fixed Rate Notes
Principal Amount: $110,000,000
Denomination Size:	USD 100,000 minimum denomination USD 1,000 integral multiple thereafter

Price to Public: The Calculation Agent proposes to remarket the Notes to an Agent, who will offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

		Proceeds to HSBC Finance Corporation: HSBC Finance Corporation will not receive any proceeds from the sale of the Notes.*

Issue Date: November 13, 2007. The Notes were originally issued on November 13, 1997 (the "Original Issue Date"), and were repurchased by the Calculation Agent pursuant to a call option contained in the original Notes.*

		Stated Maturity: November 13, 2013

Callable by the Calculation Agent on or after:		See "Additional Terms - Call Option" and "Reset of Interest Rate for Fixed Rate Periods".

Repayable at the Option of the Holder on or after:		See "Additional Terms - Put Option".

Interest Rate (effective as of November 13, 2007):		6.538%

Interest Payment Dates: On the November 2007 Interest Reset Date and, thereafter, semi-annually on the 1st day of June and December of each year and at maturity. If any of said days is not a Business Day, payments shall be made on the next succeeding Business Day as if made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after the date such payment is due.

Regular Record Date: The date ten (10) calendar days (whether or not a Business Day) prior to each Interest Payment Date or the Stated Maturity, as the case may be.

Interest Determination Date:	See "Additional Terms - Reset of Interest Rate for Fixed Rate Periods".
Interest Reset Date:	See "Additional Terms - Reset of Interest Rate for Fixed Rate Periods".
Agent: Not Applicable

* The Calculation Agent purchased the Notes from holders on November 13, 2007 and proposes to remarket the Notes to an Agent (as Final Dealer with respect to the November 2007 Interest Reset Date in accordance with the terms of the Notes (see "Additional Terms - Reset of Interest Rate for Fixed Rate Periods")) for resale to one or more investors or other purchasers at varying prices related to prevailing market conditions at the time or times of resale as determined by the Agent.

Agent's Discount or Commission: Not Applicable
Calculation Agent: Morgan Stanley & Co. Incorporated	CUSIP: 40429JAT4

ADDITIONAL TERMS

The Notes offered hereby are described in the Prospectus and this Pricing Supplement. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Description of Medium Term Notes" in the Prospectus. Capitalized terms used but not defined herein shall have the meanings given such terms in such Prospectus.

INTEREST RATES

Following the remarketing of the Notes to an Agent (as Final Dealer with respect to the November 2007 Interest Reset Date), the Calculation Agent has the right, upon fifteen (15) calendar days' notice, to purchase all of the Notes from the Holders of the Notes on December 1, 2009 and then every two years thereafter (see "Call Option" as defined below). If the Calculation Agent has provided the Call Notice (as defined below), then during the period from and including December 1, 2009, or on the applicable Call Date (as defined below), to but excluding November 13, 2013, the Notes will be reset and bear interest at a fixed rate calculated as described below (see "- Reset of Interest Rate for Fixed Rate Periods" below). If the Calculation Agent has not given the Call Notice (as defined below), then the Trustee will exercise the right of the Holders of the Notes to require HSBC Finance Corporation (the "Company") to repurchase the aggregate principal amount of the Notes held by such Holder on December 1, 2009 and, to the extent the Notes remain outstanding, every two years thereafter (see "Put Option" as defined below).

CALL OPTION

Following the remarketing of the Notes to an Agent (as Final Dealer with respect to the November 2007 Interest Reset Date), the Calculation Agent has the right to repurchase all of the Notes, in whole but not in part, on December 1, 2009, and each second December 1st thereafter (biennially) until and including December 1, 2011 (each, a "Call Date"), at a price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding such Call Date (the "Call Redemption Price") by giving notice telephonically followed by written notice (the "Call Notice") thereof to the Holders of the Notes or to the Final Dealer (as defined below). In the event the Call Notice is timely given, the Holders of the Notes shall sell the Notes to the Calculation Agent at the Call Redemption Price. Such Call Notice shall be given no later than 10:00 a.m. (New York time) fifteen (15) calendar days prior to the Call Date. If the Call Date for any Note would otherwise be a day that is not a Business Day, such Call Date shall be postponed to the next succeeding Business Day.

In the event a Call Notice is delivered by the Calculation Agent, the Call Redemption Price shall be paid to each Holder in accordance with the procedures described in such notice.

PUT OPTION

If the Call Option is not exercised or if the Call Notice has not been timely given with respect to any Call Date, the Trustee will exercise the right of the Holders of the Notes to require the Company to repurchase the aggregate principal amount of the Notes, in whole but not in part (the "Put Option") on December 1, 2009 and on each second December 1st thereafter (biennially) until and including December 1, 2011 (each, a "Put Date") at a purchase price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding such Put Date (the "Put Redemption Price") to be paid by the Company to Holders in immediately available funds on the Put Date. If the Trustee exercises the Put Option then the Company will deliver the Put Redemption Price in immediately available funds to the Trustee no later than 10 a.m., New York time, on the Put Date and the Holders of the Notes will be required to deliver and will be deemed to have delivered the Notes to the Company against payment therefor on the Put Date through the facilities of The Depository Trust Company. By its purchase of Notes, each Holder irrevocably agrees that the Trustee shall exercise the Put Option relating to such Notes for or on behalf of the Notes as provided above. No Holder of any Notes or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Put Option. If the Put Date for any Note would otherwise be a day that is not a Business Day, such Put Date shall be postponed to the next succeeding Business Day.

RESET OF INTEREST RATE FOR FIXED RATE PERIODS

On November 16, 2007 and, if the Calculation Agent has provided a Call Notice as set forth above under "Call Option," ten (10) calendar days prior to any subsequent Call Date, the Company and the Calculation Agent shall undertake the following actions to calculate the fixed rate of interest to be paid on the Notes from and including the date on which the Notes are sold to an Agent (as Final Dealer with respect to the November 2007 Interest Reset Date) (the “Remarketing Date”) or Call Date, as applicable, to but excluding the next Call Date (or, if there are no more Call Dates, to but excluding Stated Maturity) (each such period, a "Fixed Rate Period"). All references to specific hours are references to prevailing New York time. Each notice shall be given telephonically and shall be confirmed as soon as possible by facsimile to each of the Calculation Agent and the Company. The times set forth below are guidelines for action by the Company and the Calculation Agent, and each shall use reasonable efforts to cause the Reference Dealers to take all actions contemplated below in as timely a manner as possible.

(a)

At 11:00 a.m. the Company shall provide to the Calculation Agent the names of three financial institutions including the Calculation Agent that deal in the Company's debt securities and have agreed to participate as Reference Dealers in accordance with the terms set forth below (the "Reference Dealers"), including acknowledging in writing the Call Option of the Calculation Agent. For each Reference Dealer, the Company will provide the name of and telephone and facsimile numbers for one individual who will represent such Reference Dealer.

(b)	At 12:00 p.m. the Calculation Agent shall:
(i)

provide to the Company the approximate 2-year U.S. Treasury bond yield determined by the Calculation Agent at or about such time (the "Designated Treasury Yield") based on the then current 2-year U.S. Treasury bond (the "Designated Treasury Bond"); and

(ii)

calculate and provide to the Reference Dealers an approximate price of the Notes which shall equal par plus the "Premium." The Premium shall be calculated by taking the Treasury Rate Difference applied over four semiannual periods, discounted at the Discount Rate divided by two where:

"Treasury Rate Difference" means the difference between 5.90% (the "Initial Treasury Yield") minus the Designated Treasury Yield; and

"Discount Rate" means the Designated Treasury Yield.

(c)

The Calculation Agent immediately thereafter shall contact each of the Reference Dealers and request that each Reference Dealer provide to the Calculation Agent the following firm bid (which bid shall remain firm for 30 minutes):

(i)

a firm bid (on an all-in basis), expressed as a spread (a "Spread") to the Designated Treasury Bond (using for such purposes, the Designated Treasury Yield), at which time such Reference Dealer would purchase Notes with a principal amount equal to the principal amount of the Notes then outstanding, which are callable on each Call Date by the Calculation Agent and, if not called, puttable on each Put Date at the option of the Holder of the Notes and are offered at a price equal to par plus the Premium for settlement on the Put Date.

(d)	At 12:30 p.m., the following shall occur following receipt of the bids requested in paragraph (c) above:
(i)

the Calculation Agent shall determine the final Designated Treasury Yield and calculate and provide to the Reference Dealers the final price of the Notes, which shall equal par plus the Premium (the "Final Price");

(ii)

the Reference Dealer providing the lowest all-in Spread to the final Designated Treasury Yield (the "Note Yield") shall be deemed the "Final Dealer"; provided that in the event more than one Reference Dealer provides the lowest all-in Spread, the Company shall determine who shall become the Final Dealer and provided further that in any event the Calculation Agent has the right to match the lowest all-in Spread and thereby become the Final Dealer;

(iii)

the Calculation Agent shall calculate and provide to the Company the "Adjusted Coupon", which shall be the semi-annual bond equivalent fixed coupon rate on the Notes required to produce a semi-annual bond equivalent yield on the Notes equal to the sum of the Designated Treasury Yield and the Spread given a purchase price of 100% plus the Premium and assuming redemption of the Notes at par in two years;

(iv)

the Interest Rate on the Notes shall be adjusted and shall equal, effective from and including the Remarketing Date or the Call Date, as applicable (the "Interest Reset Date"), to but excluding the next Call Date or Stated Maturity Date, the Adjusted Coupon, payable semi-annually each June 1st and December 1st, beginning June 1st, 2008; and

(v)

on the Remarketing Date and, in the event the Calculation Agent has provided a Call Notice, on the Call Date, the Final Dealer shall purchase the Notes from the Calculation Agent at the Final Price assuming the Note Yield and the Adjusted Coupon (defined below).

If the Calculation Agent determines that (i) a Market Disruption Event (as defined below) has occurred or (ii) two or more of the Reference Dealers have failed to provide indicative or firm bids or offers in a timely manner substantially as provided above, the steps contemplated above shall be delayed until the next trading day on which there is no Market Disruption Event and no such failure by two or more Reference Dealers. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (iv) any material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX AND ANY OTHER TAX TREATMENT OF THE NOTES.

The following summary of the principal United States federal income tax consequences of ownership of the Notes deals only with a Note held as a capital asset (within the meaning of Section 1221 of the Code) by a purchaser who is a United States Holder (as defined in the Prospectus). It does not discuss the rules that may apply to special classes of holders such as life insurance companies, tax-exempt organizations, banks, dealers in securities, currencies or commodities, persons that hold Notes as a hedge or hedges against interest rate risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date hereof and all subject to change at any time, perhaps with retroactive effect.

The change to the terms of the Notes described in this Pricing Supplement should not be viewed as a "significant modification" as defined by the Treasury Regulations governing when a modification of the terms of a debt instrument constitutes a deemed exchange of an existing debt instrument for a new debt instrument with the modified terms. Therefore, the Company will continue to treat the Notes as maturing on their Stated Maturity Date. Viewed accordingly, the Notes will continue to be subject to the special rules, set out in Treasury Regulations governing contingent payment debt obligations (the "Contingent Debt Regulations"). Alternatively, the Notes might be viewed as maturing on the Put Date in which case the Contingent Debt Regulations would not apply. Under the Contingent Debt Regulations, a United States Holder is required annually to include interest in income in respect of the Notes determined by reference to (i) the annual yield the Company would pay, as of the Original Issue Date, on a fixed rate note with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes (the "comparable yield"), and (ii) the "projected payment schedule" constructed for the Notes (as described below). Using this comparable yield and the projected payment schedule, rules are applied that are similar to the rules that apply for accruing original issue discount on a noncontingent debt instrument with that yield.

These rules will have the effect of requiring United States Holders to include interest related to the Notes in income as it accrues, which may be prior to, and in excess of, the receipt of cash attributable to such income.

The amount of interest includible in income for a taxable year by a United States Holder will be the sum of the "daily portions" of interest with respect to the Note for each day during the taxable year or portion of the taxable year during which the United States Holder owns the Note. The "daily portion" is determined by allocating to each day in any "accrual period" a pro rata portion of the interest allocable to the accrual period. The accrual period may be any length selected by a United States Holder and may vary over the term of the Note so long as no accrual period is longer than one year, and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period.

The amount of interest allocable to an accrual period and includible in income is the product of the Note's "adjusted issue price" at the beginning of such accrual period and the comparable yield (adjusted for the length of the accrual period) described above. The "adjusted issue price" of the Note at the start of any accrual period is the sum of the issue price of such Note plus the accrued interest for each prior accrual period less any projected payments of interest deemed received for the prior accrual period, determined in the manner described below.

The amount of interest deemed received in any accrual period is based on a "projected payment schedule" for the Notes, which the Company has constructed. The "projected payment schedule" is a hypothetical schedule for payments on the Notes as of the Original Issue Date that would, if paid in the assumed amounts at the assumed times, produce the comparable yield over the life of the Note (as described above). To construct the projected payment schedule, the Company used the actual amounts and timing of payments that were known as of the Original Issue Date. Projections of payments that are to be determined based upon the reset mechanism were based upon forward interest rates and similar market-based information.

United States Holders are required to compute the difference between the actual payments made on the Notes during a taxable year and the projected payments for the year. If the actual payments made during the year exceed the projected payments, the excess is added to the interest allocated to the accrual period as computed using the comparable yield (described above). If the actual payments are less than the projected payments, the difference first reduces the amount of interest otherwise taken into account for the year computed using the comparable yield, and any excess (the "excess negative adjustment") is treated as an ordinary loss for the United States Holder to the extent of the interest that was included in respect of the instrument in prior taxable years (as reduced by previous negative adjustments). Any remaining excess negative adjustment is carried forward and treated as a negative adjustment for the succeeding taxable year. Any excess negative adjustment carry forward not ultimately used to offset future interest accruals effectively reduces the amount of gain or increases the amount of loss realized at maturity or earlier redemption of the Notes.

A United States Holder who has a tax basis in a Note different from the adjusted issue price of the Note is required to reasonably allocate such difference to daily portions of interest or projected payments over the remaining term of the Note. The general rules applicable to non-contingent debt instruments for accruing premium and discount do not apply. If the United States Holder's basis in the Note exceeds the Note's adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made, and the United States Holder's adjusted basis in the Note is reduced by a corresponding amount. If the United States Holder's basis in the Note is less than the Note's adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made, and the United States Holder's adjusted basis in the Note is increased by a corresponding amount.

The Company's comparable yield and projected payment schedule is available from the Treasury Department of the Company (Mail address: HSBC Finance Corporation, 2700 Sanders Road, Prospect Heights, IL 60070, Attention: Treasurer; via facsimile transmission (847-564-6138). A United States Holder is required to use the comparable yield and projected payment schedule determined by the Company in determining its interest accruals in respect of the Notes, unless such United States Holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule to the Internal Revenue Service.

THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF A UNITED STATES HOLDER'S INTEREST ACCRUALS IN RESPECT OF THE NOTES, AND THE COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF PAYMENTS WITH RESPECT TO THE NOTES, WHICH MAY BE LESS THAN THE PROJECTED PAYMENTS.

Gain or loss at maturity, upon sale or exchange, or earlier redemption of the Notes will be determined by the difference, if any, between the amount received by the United States Holder at such time and the United States Holder's adjusted tax basis in the Note. Any gain recognized by a United States Holder at maturity, or upon sale or exchange, will be treated as interest income, and any loss recognized by a United States Holder will be treated as ordinary loss to the extent of the United States Holder's prior interest inclusions (reduced by prior ordinary losses attributable to net negative differences between actual contingent payments and projections of such payments), and thereafter generally as capital loss.

In general, information reporting requirements will apply to all payments in respect of a Note made within the United States to a non-corporate United States Holder and "backup withholding" at a rate of 28% (which rate will increase to 31% for payments made after taxable year 2010) will apply to such payments if the United States

Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.